1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

ADAM M. FOX

adam.fox@dechert.com +1 212 649 8732 Direct +1 212 698 0432 Fax

September 16, 2011

VIA FACSIMILE 202-772-9203

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Ms. Peggy Y. Kim

Re: Market Vectors ETF Trust - Applicability of Regulation 14D

Ladies and Gentlemen:

          I am writing on behalf of Van Eck Associates Corporation in response to certain questions and comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) during a conversation held on September 14, 2011 among Peggy Kim of the Staff, Jonathan Simon, Vice President and Associate General Counsel of Van Eck Associates Corporation, and myself, among others, pursuant to which we discussed the applicability of Section 14(d) of the Securities Exchange Act of 1940, as amended (the “Exchange Act”), and Regulation 14D promulgated thereunder to the exchange offer proposed to be made by Market Vectors ETF Trust (“Market Vectors”), on behalf of new series of ETFs formed by Market Vectors, to the holders of HOLding company Depository ReceiptS (“HOLDRS”) of six HOLDRS trusts, whereby the holders would be offered the opportunity to exchange their securities into shares of the new ETFs.

          During the call, Ms. Kim asked that we consider whether Regulation 14D would be applicable to the underlying securities of the HOLDRS. While we believe that Regulation 14D is clearly applicable to the proposed exchange offer for the HOLDRS, we do not believe that Regulation 14D is applicable to the underlying securities of the HOLDRS. Section 14(d)(l) of the Exchange Act and Regulation 14D apply to all tender offers for Exchange Act-registered equity securities made by parties other than the target (or affiliates of the target), so long as upon consummation of the tender offer the bidder

US Austin Boston Charlotte Hartford Los Angeles New York Orange County Philadelphia Princeton San Francisco Silicon Valley Washington DC    EUROPE Brussels Dublin London Luxembourg Moscow Munich Paris    ASIA Beijing Hong Kong

Securities and Exchange Commission September 16, 2011 Page 2

would beneficially own more than five percent of the class of securities subject to the offer.

          We have undertaken an analysis of each of the six HOLDRS trusts anticipated to be subject to the tender offer to determine whether any of them currently own more than five percent of a class of equity securities registered under the Exchange Act. For this purpose, we have assumed that all of the underlying securities of each of the HOLDRS trusts are of a class of equity securities registered under the Exchange Act. In the analysis, we calculated the ownership as follows:

          1) We determined the number of HOLDRS outstanding in each of the six HOLDRS trusts anticipated to be subject to the tender offer, as publicly reported in their filings with the Commission as of the latest date reported (March 11, 2011);

          2) We determined the market capitalization of each of the HOLDRS trusts as set forth on the www.holdrs.com website as of the close of business on September 14, 2011;

          3) We multiplied the market capitalization of each of the HOLDRS trusts by the allocation percentages for the underlying securities of such HOLDRS trust as set forth on the www.holdrs.com website as of the close of business on September 14, 2011, in order to determine the aggregate dollar value of holdings of each of the underlying securities; and

          4) We divided the dollar value of holdings of each of the underlying securities by the market capitalizations of such securities, as publicly reported as of the close of business on September 14, 2011, in order to determine the percentage ownership by the HOLDRS trusts of the class of equity securities.

          The results of the analysis was that the underlying securities of the HOLDRS do not currently constitute more than five percent of any class of securities registered under the Exchange Act. In fact, no underlying security would constitute more than two percent of the outstanding securities of any such class and, in most cases, the underlying securities would constitute considerably less than one percent of the outstanding securities of any such class.

          Since Regulation 14D only applies to tender offers where, upon consummation, the bidder would beneficially own more than five percent of a class of securities subject

Securities and Exchange Commission September 16, 2011 Page 3

to the offer, it is our conclusion that Regulation 14D would not be applicable to the underlying securities of the HOLDRS.

If you have any questions regarding this letter, please do not hesitate to contact the undersigned at (212) 649-8732.

Very truly yours,

Adam M. Fox

AMF

cc:	Jonathan R. Simon, Esq., Vice President and Associate General Counsel, Van Eck Associates Corporation

Stuart Strauss, Esq., Dechert LLP